RECEIVED
2004 DEC 13 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

04046707

By courier

Leuven, 3 December 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

Jlw 12/16

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

Press release

Brussels, December 2, 2004

InBev Moves to New Corporate Building

InBev has moved its Corporate Offices to a new building (address: Brouwerijplein, 1 – 3000 Leuven), representing the company's journey "From Biggest to Best".

The new InBev Corporate building is a nice blend between old and new. InBev dates back to 1366, and the brewery has always been rooted in the heart of the community in Leuven. The location of the building in front of the Stella Artois® brewery, as well as the materials used to construct it — i.e., red brick — demonstrate the respect and pride of its local heritage. The interior of the building is very innovative, from an open-plan workspace, the latest IT applications, all the way to the ergonomic furniture and interior design: everything breathes future.

Throughout the process, InBev has kept its employees as a priority for every decision which was taken in the design and construction. For example, the architecture of the building is such that every employee has direct sunlight at his/her desk, and its two creative rooms are furnished with the idea of stimulating brainstorming sessions. The new InBev Corporate offices will house approximately 570 people.

The company will organize an official inauguration ceremony on 25 January 2005, to which the press is invited, and at which a guided tour of the building will be given. More details to follow.

"*InBev is a world-class company where people share one vision, and come together to work hard, achieve their goals, and celebrate their successes*," said John Brock, CEO of InBev.

Visit our web site www.InBev.com for images of InBev's New Corporate Building.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.InBev.com.

Contact information
Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com